SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ELECTRONIC ARTS INC.

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

285512109

(CUSIP Number of Class of Securities (Underlying Common Stock)

Stephen G. Bené

Senior Vice President, General Counsel and Secretary

Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, California 94065

(650) 628-1500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

With copies to:

Diane Holt Frankle, Esq.

William H. Hoffman, Esq.

John G. Saia, Esq.

DLA Piper Rudnick Gray Cary US LLP

2000 University Avenue

East Palo Alto, California 94303

(650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**
$74,861,085	$8,010.14

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,543,265 shares of common stock of Electronic Arts Inc. that have an aggregate value of $74,861,085 as of August 15, 2006 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5, effective November 28, 2005, equals $107.00 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated August 16, 2006 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Electronic Arts Inc., a Delaware corporation (“Electronic Arts” or the “Company”). Electronic Arts’ principal executive office is located at 209 Redwood Shores Parkway, Redwood City, CA 94065, and its telephone number is (650) 628-1500. The information in the Offer to Exchange under Section 10 (“Information Concerning Electronic Arts Inc.”) is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Electronic Arts to eligible option holders to exchange certain outstanding eligible options to purchase shares of Electronic Arts common stock, par value $0.01 per share (“Common Stock”), for shares of restricted stock or restricted stock units to be settled upon vesting in shares of Common Stock (such restricted stock and restricted stock units being referred to collectively herein as “Restricted Stock Rights”) that will be granted under Electronic Arts’ 2000 Equity Incentive Plan (the “2000 Plan”) upon the terms and subject to the conditions set forth in the Offer to Exchange. As of August 15, 2006, options to purchase approximately 3,544,000 shares of Electronic Arts common stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Part III, Section 1 (“Eligibility”), Section 2 (“Number of Restricted Stock Rights; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Rights”) and Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Rights”) is incorporated herein by reference.

(c) Trading and Market Price. The information set forth in the Offer to Exchange under Part III, Section 8 (“Price Range of Our Common Stock”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The filing person is the subject company, Electronic Arts Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix A to the Offer to Exchange (“Information about the Directors and Executive Officers of Electronic Arts Inc.”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet” and in Part III, Section 1 (“Eligibility”), Section 2 (“Number of Restricted Stock Rights; Expiration Date”), Section 4 (“Procedures for Tendering Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Rights”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Rights”), Section 12 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), Section 15 (“Considerations Specific to Eligible Employees Outside the United States”) and Section 16 (“Extension of Offer; Termination; Amendment”), is incorporated herein by reference.

(b) Purchases. Members of Electronic Arts Board of Directors and certain of its executive officers listed in Appendix A to the Offer to Exchange are not eligible to participate in the Offer. The information in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. The eligible option plans and related option agreements are incorporated herein by reference hereto as Exhibits (d)(1) through (d)(13) and contain information regarding the subject securities.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The Offer is being conducted for employee retention purposes and to reduce the “overhang” as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Part III, Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Part III, Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Rights”) and Section 12 (“Status of Options Accepted By Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Electronic Arts Inc.”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Exchange under Part III, Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Rights”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under Part III, Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Appendix A (“Information About the Directors and Executive Officers of Electronic Arts Inc.”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Electronic Arts Inc.”) and Section 18 (“Additional Information”), in Item 8 of Electronic Arts’ Annual Report on Form 10-K for its fiscal year ended March 31, 2006, filed with the Securities and Exchange Commission on June 12, 2006, and in Item 1 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2006, filed with the Securities and Exchange Commission on August 8, 2006, is incorporated herein by reference. A copy of the Annual Report on Form 10-K and Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

(c) Summary Information. The information set forth in the Offer to Exchange under Part III, Section 10 (“Information Concerning Electronic Arts Inc.”) is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Part III, Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)	Offer to Exchange, dated August 16, 2006.

(a)(1)(B)	Form of Election Form

(a)(1)(C)	Form of Online Election Form

(a)(1)(D)	Form of Notice of Withdrawal

(a)(1)(E)	Form of Online Notice of Withdrawal

(a)(1)(F)	Form of Individual Statement of Options

(a)(1)(G)	Form of Online Individual Statement of Options

(a)(1)(H)	Form of Restricted Stock Agreement (U.S.) under Electronic Arts Inc. 2000 Equity Incentive Plan

(a)(1)(I)	Forms of Restricted Stock Unit Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan

(a)(1)(J)	Form of Restricted Stock Unit Agreement (France) under Electronic Arts Inc. 2000 Equity Incentive Plan and related sub-plan

(a)(1)(K)	Form of Restricted Stock Agreement (Canada) under Electronic Arts Inc. 2000 Equity Incentive Plan

(a)(1)(L)	Form of Restricted Stock Unit Agreement (Australia) under Electronic Arts Inc. 2002 Equity Incentive Plan and related offer document and addendum

(a)(1)(M)	Form of Communication from Gabrielle Toledano, the Company’s Senior Vice President, Human Resources, to Eligible Employees, dated August 16, 2006, regarding “Announcement of Option Exchange Offer”

(a)(1)(N)	Form of Confirmation of Receipt of Election Form / Notice of Withdrawal

(a	)(1)(O)	Form of Reminder of Expiration of Option Exchange Offer

(a	)(1)(P)	Form of Communication to Eligible Employees Announcing Cancellation of Option Exchange Offer

(a	)(1)(Q)	Form of Confirmation of Participation in the Option Exchange Offer

(a	)(1)(R)	Form of Communication Regarding the Results of the Option Exchange Offer

(a	)(1)(S)	Electronic Arts Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2006, SEC File No. 000-17948, filed with the Securities and Exchange Commission on June 12, 2006 and incorporated herein by reference

(a	)(1)(T)	Disclosure contained in the Company’s Current Report on Form 8-K dated and filed on July 13, 2006, and incorporated herein by reference

(a	)(1)(U)	Electronic Arts Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2006, SEC File No. 000-17948, filed with the Securities and Exchange Commission on August 8, 2006 and incorporated herein by reference

(a	)(1)(V)	Form of Communication Regarding Model Election and Pre-Tax Relative Values

(b	)	Not applicable

(d	)(1)	Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

(d	)(2)	Form(s) of Stock Option Agreement (U.S. Participants) under Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

(d	)(3)	Form of Stock Option Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

(d	)(4)	Form of Restricted Stock Agreement (U.S.) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(H) above)

(d	)(5)	Forms of Restricted Stock Unit Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(I) above)

(d	)(6)	Form of Restricted Stock Unit Agreement (France) under Electronic Arts Inc. 2000 Equity Incentive Plan and related sub-plan (included in Exhibit (a)(1)(J) above)

(d	)(7)	Form of Restricted Stock Agreement (Canada) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(K) above)

(d	)(8)	Form of Restricted Stock Unit Agreement (Australia) under Electronic Arts Inc. 2002 Equity Incentive Plan, including offering document and addendum (included in Exhibit (a)(1)(L) above)

(d	)(9)	JAMDAT Mobile Inc. 2004 Equity Incentive Plan, (incorporated by reference to Exhibit 10.20 to JAMDAT Mobile Inc. Registration Statement on Form S-1, SEC File No. 333-117127, declared effective by the Securities and Exchange Commission on September 28, 2004)

(d)(10)	Forms of JAMDAT Mobile Inc. 2004 Equity Incentive Plan Stock Option Agreement and related documentation, (incorporated by reference to Exhibit 4.05 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-131933, filed with the Securities and Exchange Commission on February 17, 2006)

(d)(11)	Forms of JAMDAT Mobile Inc. 2004 Equity Incentive Stock Award Agreement and related documentation (incorporated by reference to Exhibit 4.06 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-131933, filed with the Securities and Exchange Commission on February 17, 2006)

(d)(12)	Maxis 1995 Stock Option Plan (incorporated by reference to Exhibit 10.40 to Electronic Arts Inc. Registration Statement on Form S-4, SEC File No. 333-30029, filed with the Securities and Exchange Commission on June 25, 1997)

(d)(13)	Form of Stock Option Agreement under Maxis 1995 Stock Option Plan (incorporated by reference to Exhibit 10.39 to Electronic Arts Inc. Registration Statement on Form S-4, SEC File No. 333-30029, filed with the Securities and Exchange Commission on June 25, 1997)

(h)	Not applicable

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELECTRONIC ARTS INC.

By:	/s/ Stephen G. Bené
Stephen G. Bené
Senior Vice President, General Counsel
and Secretary

Dated: August 16, 2006

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)	Offer to Exchange, dated August 16, 2006

(a)(1)(B)	Form of Election Form

(a)(1)(C)	Form of Online Election Form

(a)(1)(D)	Form of Notice of Withdrawal

(a)(1)(E)	Form of Online Notice of Withdrawal

(a)(1)(F)	Form of Individual Statement of Options

(a)(1)(G)	Form of Online Individual Statement of Options

(a)(1)(H)	Form of Restricted Stock Agreement (U.S.) under Electronic Arts Inc. 2000 Equity Incentive Plan

(a)(1)(I)	Forms of Restricted Stock Unit Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan

(a)(1)(J)	Form of Restricted Stock Unit Agreement (France) under Electronic Arts Inc. 2000 Equity Incentive Plan and related sub-plan

(a)(1)(K)	Form of Restricted Stock Agreement (Canada) under Electronic Arts Inc. 2000 Equity Incentive Plan

(a)(1)(L)	Form of Restricted Stock Unit Agreement (Australia) under Electronic Arts Inc. 2002 Equity Incentive Plan and related offer document and addendum

(a)(1)(M)	Form of Communication from Gabrielle Toledano, the Company’s Senior Vice President, Human Resources, to Eligible Employees, dated August 16, 2006, regarding “Announcement of Option Exchange Offer”

(a)(1)(N)	Form of Confirmation of Receipt of Election Form / Notice of Withdrawal

(a)(1)(O)	Form of Reminder of Expiration of Option Exchange Offer

(a)(1)(P)	Form of Communication to Eligible Employees Announcing Cancellation of Option Exchange Offer

(a)(1)(Q)	Form of Confirmation of Participation in the Option Exchange Offer

(a)(1)(R)	Form of Communication Regarding the Results of the Option Exchange Offer

(a)(1)(S)	Electronic Arts Inc. Annual Report on Form 10-K for its fiscal year ended March 31, 2006, SEC File No. 000-17948, filed with the Securities and Exchange Commission on June 12, 2006 and incorporated herein by reference

(a)(1)(T)	Disclosure contained in the Company’s Current Report on Form 8-K dated and filed on July 13, 2006, and incorporated herein by reference

(a	)(1)(U)	Electronic Arts Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2006, SEC File No. 000-17948, filed with the Securities and Exchange Commission on August 8, 2006 and incorporated herein by reference

(a	)(1)(V)	Form of Communication Regarding Model Election and Pre-Tax Relative Values

(b	)	Not applicable

(d	)(1)	Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

(d	)(2)	Form(s) of Stock Option Agreement (U.S. Participants) under Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

(d	)(3)	Form of Stock Option Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 4.01 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-127156, filed with the Securities and Exchange Commission on August 3, 2005)

(d	)(4)	Form of Restricted Stock Agreement (U.S.) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(H) above)

(d	)(5)	Forms of Restricted Stock Unit Agreement (International) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(I) above)

(d	)(6)	Form of Restricted Stock Unit Agreement (France) under Electronic Arts Inc. 2000 Equity Incentive Plan and related sub-plan (included in Exhibit (a)(1)(J) above)

(d	)(7)	Form of Restricted Stock Agreement (Canada) under Electronic Arts Inc. 2000 Equity Incentive Plan (included in Exhibit (a)(1)(K) above)

(d	)(8)	Form of Restricted Stock Unit Agreement (Australia) under Electronic Arts Inc. 2002 Equity Incentive Plan, including offering document and addendum (included in Exhibit (a)(1)(L) above)

(d	)(9)	JAMDAT Mobile Inc. 2004 Equity Incentive Plan, (incorporated by reference to Exhibit 10.20 to JAMDAT Mobile Inc. Registration Statement on Form S-1, SEC File No. 333-117127, declared effective by the Securities and Exchange Commission on September 28, 2004)

(d	)(10)	Forms of JAMDAT Mobile Inc. 2004 Equity Incentive Plan Stock Option Agreement and related documentation, (incorporated by reference to Exhibit 4.05 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-131933, filed with the Securities and Exchange Commission on February 17, 2006)

(d	)(11)	Forms of JAMDAT Mobile Inc. 2004 Equity Incentive Stock Award Agreement and related documentation (incorporated by reference to Exhibit 4.06 to Electronic Arts Inc. Registration Statement on Form S-8, SEC File No. 333-131933, filed with the Securities and Exchange Commission on February 17, 2006)

(d	)(12)	Maxis 1995 Stock Option Plan (incorporated by reference to Exhibit 10.40 to Electronic Arts Inc. Registration Statement on Form S-4, SEC File No. 333-30029, filed with the Securities and Exchange Commission on June 25, 1997)

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(d	)(13)	Form of Stock Option Agreement under Maxis 1995 Stock Option Plan (incorporated by reference to Exhibit 10.39 to Electronic Arts Inc. Registration Statement on Form S-4, SEC File No. 333-30029, filed with the Securities and Exchange Commission on June 25, 1997)

(h	)	Not applicable

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